Destra Investment Trust II
901 Warrenville Road, Suite 15
Lisle, IL 60532

April 5, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

       Re:     Destra Preferred and Income Securities Fund and
             Destra Focused Equity Fund (the “Funds”)

Ladies and Gentlemen:

The undersigned, Destra Investment Trust II (the “Registrant”) and Destra Investments LLC, the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-171933) so that the same may become effective at 9:00 a.m., Eastern Time on April 8, 2011, or as soon thereafter as practicable.

Very truly yours,

Destra Investment Trust II

By: /s/ Nicholas Dalmaso
Nicholas Dalmaso, Secretary

Destra Investments LLC

By: /s/ Nicholas Dalmaso
Nicholas Dalmaso, President